1-14860

No. 32/2002

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

02052388

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

RECD S.E.C.
AUG 27 2002
1086

P.E.
8/22/02

Date: August 22, 2002

SWISSCOM AG

(Registrant's Name)

Alte Tiefenaustrasse 6
CH-3048 Worblaufen
(postal address: Swisscom AG, 3050 Bern)
Switzerland
(Registrant's Address)

PROCESSED
AUG 29 2002
THOMSON FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SWISSCOM AG
Group Legal Services

By: i.A. K. Ramsey ....
Name: Stephan Wiederkehr
Title: Senior Counsel
Head of GLS-Corporate & Financial Law

Date: August 22, 2002

swisscom

Press release

Swisscom Group interim report: January 1, 2002 – June 30, 2002

Swisscom stays on track in first half-year

	2001	2002	Change
Net revenue (in CHF millions)	7 013	7 129	1.7%
EBITDA before exceptional items (in CHF millions)	2 280	2 268	-0.5%
EBIT before exceptional items (in CHF millions)	1 211	1 281	5.8%
ADSL accesses (at 30.6.)	8 674	101 177	-
Mobile customers (at 30.6. in millions)	3.2	3.49	9.1%

The Swisscom Group continued to perform well despite difficult market conditions. Revenue advanced by 1.7% in the first half of 2002 to CHF 7.1 billion, which was slightly higher than in the first half of last year. Operating income before interest, taxes and depreciation (EBITDA) stabilized at CHF 2.3 billion while EBIT (before exceptional items) increased by 5.8%. Swisscom still anticipates slight revenue growth for the full year and aims to maintain EBITDA at the previous year's level.

The Swisscom Group met its objectives for the first half of 2002 in difficult market conditions. At CHF 780 million, Swisscom's net income fell sharply, but the year-earlier figure was inflated by the sale of a 25% holding in Swisscom Mobile Ltd to Vodafone and the sale of real estate. However, a strong cash flow position was posted thanks to high net cash of CHF 1.7 billion from operating activities.

The good results overall can be attributed to the continued strong performance of Mobile. The new numbering plan introduced in Switzerland in spring 2002 resulted in a loss of fixed network market share in the local area. Demand for ADSL broadband remained strong with the number of rapid Internet accesses topping 100,000. The results of mobile service provider debitel improved in the second quarter of 2002 thanks to growth outside of Germany.

swisscom

Press release

Economic downturn necessitates structural changes in the business-to-business segment

Market conditions in the business-to-business segment have worsened. The economic downturn has left companies more reluctant to make investments in IT and telecommunications equipment and solutions. This has necessitated adjustments to structures and costs in the B2B segment.

- Equipment provider Swisscom Systems Ltd, which has a comprehensive service organization, will remain an important part of the Swisscom Group. However, the business will undergo radical restructuring to ensure sustainable profitability. Swisscom expects for the long term restructuring measures to result in up to 400 job cuts at Swisscom Systems. The Board of Directors of Swisscom Systems Ltd and CEO Werner Steiner differ in their view of the need to restructure and the measures this requires. As a result, Werner Steiner will give up the operational management of Swisscom Systems immediately and leave the Swisscom Group. 37 year-old René Fischer, formerly head of Finance & Controlling at Swisscom Fixnet Ltd, will take over as new CEO of Swisscom Systems. René Fischer will draw up the restructuring plan for Swisscom Systems as decided by the Board of Directors.

- IT-services provider Swisscom IT Services Ltd will reduce headcount by around 50 FTEs.

Job cuts in the business-to-business segment are part of the measures announced in March 2000 to reduce headcount by 3000. This reduction is necessary to adapt the structure of the company to the loss of market share caused in part by regulation and to ensure Swisscom's long-term competitiveness. The employees affected are covered by the generous provisions of the current Swisscom Group social plan.

2002 outlook for Swisscom Group: slight growth in revenue – stable operating income

Swisscom anticipates a slight increase in revenue for full-year 2002 on the basis of the results for the first six months. Pressure on revenue and margins in fixed-network and data will remain and market growth in mobile communications will continue to slow.

Swisscom aims to maintain EBITDA for the full year at the previous year's level. Swisscom expects a higher operating result, EBIT (before exceptional items), for 2002 thanks to lower amortization and depreciation. Net income for 2002 will be considerably lower than in the previous year due to the absence of last year's non-recurrent gains from the sale of real estate and the disposal of a 25% holding in Swisscom Mobile Ltd.

Segment reports:

Fixnet grew net revenue by 0.3% thanks to an improvement in results at Wholesale. Fixnet increased revenue from access by 3.5% year-on-year mainly as a result of migration from analogue to ISDN accesses. Growth in ISDN channels leveled off this year because of the launch of ADSL and competition from cable network operators. Revenue from national traffic fell by 5.2% or CHF 24 million due to market shrinkage (principally substitution by mobile) and loss of market share in the local area because of the new numbering plan introduced in Switzerland in the second quarter of 2002. All local calls from customers with carrier preselection are now automatically switched via the respective provider. Swisscom introduced a uniform national tariff for the fixed-network on May 1, 2002 which produced an increase in local call charges and a decline in the cost of long-distance calls. Overall, the introduction of the national uniform tariff had a slight negative effect on revenue.

Wholesale national and international posted above-average revenue growth thanks to higher traffic volumes. In contrast, volumes and revenue from International Carriers' Carrier Services declined. Measures announced previously to reduce headcount were implemented in the second quarter to further increase efficiency and to counter sustained pressure on margins. These measures incurred expenditure of CHF 62 million and are the main reason for the deterioration in EBITDA and the EBITDA margin. The effect of the renumbering plan and market shrinkage will result in a slight dip in revenue and EBITDA for the full year in comparison to the previous year.

Revenue from Voice and Data in the **Mobile** segment increased thanks to higher traffic volumes and year-on-year growth in SMS. There was only slight growth in the mobile communications market because of the high level of market penetration (74%). Allowing for this, revenue growth of 3.6% at Mobile was satisfying. 115,000 new customers were acquired since January 1, 2002. The customer base grew to 3.49 million. Average monthly revenue per user (ARPU) was CHF 85 compared with CHF 90 for the full year 2001. Segment expenses increased 1.7% year-on-year to CHF 1,032 million. There was a CHF 23 million rise in personnel expenses because of an increase in headcount. A decline in costs for the acquisition of new customers was largely offset by higher costs for customer loyalty initiatives.

EBITDA at Mobile increased by 5.8% to CHF 991 million and the EBITDA margin advanced to 49%. A slight increase in revenue and EBITDA is anticipated for the full year in comparison to the previous year.

Net revenue from **Enterprise Solutions** fell 6.3% year-on-year to CHF 741 million. The decline in revenue from telephone traffic, as at Fixnet, can be largely attributed to loss of market share because of the renumbering plan. At Value Added Services, a change in the allocation of customers between Fixnet and Enterprise Solutions compared to the previous year produced a shift of revenue and costs to Fixnet. This development had no significant effect on EBITDA.

Revenue from Data dropped 3.8% mainly as a result of price reductions for leased lines. Concern about the general state of the economy had an adverse effect on Solutions, dampening growth expectations.

Expenses associated with the reduction in headcount amounted to CHF 11 million in the second quarter. EBITDA fell significantly as a result from CHF 60 million to CHF 43 million. A drop in revenue from telephone traffic is expected for the full year while the economic downturn is likely to have a negative effect on Data. A fall in revenue and EBITDA is anticipated at Enterprise Solutions in comparison to the previous year.

debitel posted local-currency revenue growth of 5.3% year-on-year. The increase amounted to just 1.2% in Swiss franc terms. The 6.8% (1.8% in local currency) decline in revenue in Germany was more than offset by 23.7% (28.9% in local currency) growth in international business. debitel's customer base shrunk from 10 million to 9.63 million compared to December 31, 2001 as a result of an initiative to eliminate inactive prepaid customers. The German mobile communications market is characterized by consumer reluctance to buy new handsets. Also the high level of market penetration has resulted in negligible new customer acquisition growth. Both effects led to loss of revenue. The improvement in revenue from international business can be attributed to the expansion of the retail business in France and the acquisition of Talkline Nederland in the fourth quarter of 2001. In line with revenue, operating expenses rose in international business and fell in Germany. Expenditure on customer loyalty initiatives was high in contrast to low customer acquisition costs.

debitel's EBITDA was CHF 8 million or 8.6% lower than a year ago. An increase in revenue is forecast for the full year thanks to the acquisitions in international business. In view of the integration costs and the pressure on margins, debitel anticipates slightly lower EBITDA than in the previous year.

At CHF 409 million, net revenue from the segment **Other** advanced by 10.2% year-on-year. Revenue declined by 14.3% at Swisscom Systems as the economic downturn affected the sale and rental of PBX systems. Swisscom IT Services Ltd posted a significant year-on-year increase in revenue from third-party business thanks to the merger with AGI IT Services AG on December 31, 2001. Revenue from the third-party market nevertheless failed to meet expectations. At CHF 109 million, EBITDA from the segment Other more than doubled year-on-year thanks mainly to Swisscom IT Services Ltd (merger with AGI and improved results). Cost savings at Swisscom Systems Ltd were not enough to fully offset the drop in revenue.

The full consolidated financial statements for the first half-year are available on our website at www.swisscom.com/halfyearreport-2002

The Shareholders' Letter: www.swisscom.com/shareholdersletter-halfyear-2002

swisscom

Press release

Bern, August 22, 2002

Cautionary statement regarding forward-looking statements

This communication contains statements that constitute "forward-looking statements". In this communication, such forward-looking statements include, without limitation, statements relating to our financial condition, results of operations and business and certain of our strategic plans and objectives. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors which are beyond Swisscom's ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behaviour of other market participants, the actions of governmental regulators and other risk factors detailed in Swisscom's past and future filings and reports filed with the U.S. Security and Exchange Commission and posted on our websites. Readers are cautioned not to put undue reliance on forward-looking statements, which speak only of the date of this communication. Swisscom disclaims any intention or obligation to update and revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Consolidated Financial Statements 2002

Dear Shareholder,

Swisscom remains "solid as a rock". During the first half of this year, we completed a 10% share buyback; this is exceptional among European telecommunication companies. The aim of this buyback was not only to increase the efficiency of our capital structure, but also to send out a clear signal: Swisscom puts its surplus cash sensibly to work or it returns it to you.

The purpose of this letter is twofold:

- To let you know how we think; what we feel; what we believe.
  This section is titled "Inside Swisscom".
- Equally importantly, we want to discuss with you the operating results of the first six months of the current year.
  This section is titled "Solid half year results 2002".

Inside Swisscom

Corporate social responsibility, good corporate governance, ethical behavior, fairness and integrity – all terms too often misused in corporate communication. What relevance do these terms have for Swisscom? In one word: respect. We feel good about our performance and show why we are motivated to continue what we are doing.

We conduct our business on the basis of a clear set of corporate beliefs and investment criteria. We have discussed these with you previously. We have listed the five **investment criteria** below and outline our current thinking.

- **Strategic fit.** Alignment with Swisscom's industrial and strategic objectives, i.e. tangible short to medium-term economies of scale and synergies.
- **Sustainable business model.** Sustainability must be calculable on the basis of empirical values.
- **Quality of management.** No necessity for redeployment of Swisscom management.
- **Appropriate price.** Reasonable, DCF-based evaluation.
- **Size of investment.** No concentration of risk as well as retention of our risk profile.

Swisscom strictly applied these five criteria to all considerations and analyses of foreign growth options in particular in the fields of data communication and hosting, IT and mobile service providing. All investment options we analyzed failed to meet our criteria, mainly because of the emphasis we put on synergies as a main component of strategic fit which has seldom been met in practice up to now. Another reason was continued instability in these sub-markets. Consequently, we completed a share buyback for CHF 4.3 billion in the first half of 2002 and bought back about 10% of our own shares.

Although we have refrained from making larger acquisitions, we continue to pursue options outside Switzerland in growth areas such as data communication and hosting, IT and mobile service providing. We will monitor the market and assess potential opportunities against the investment criteria defined and do not rule out the possibility of investment in areas which are of relevance to Swisscom for the future.

As well as synergy-driven investments, we will also consider investments to improve our value profile hence creating added value for you. We have constellations in mind which we can leverage better than you as a direct investor. To achieve this we will no longer base our criteria exclusively on strategic fit, but will also take into consideration other drivers (among others focus on value, uniqueness of constellation, no change to the risk profile, management input, creation of industrial option value) in order to increase value. The four remaining criteria continue to apply.

As outlined above, we examine a lot of possibilities to enhance our current position and to create sustainable value for our company. Acquisitions are becoming increasingly attractive thanks to significant price reductions on the capital markets. However, we consistently stay within the pre-defined framework of our beliefs and investment criteria. If an appropriate investment cannot be made, we will return our surplus cash to you.

Solid half year results 2002

Through a CHF 4.3 billion share buyback and a dividend payment of CHF 728 million, Swisscom returned substantial funds to its shareholders in the first six months of 2002. In August 2002, another CHF 530 million was paid – cash and free of tax – to shareholders through a par value reduction of CHF 8 per share. In total, about CHF 27 per share (including put option from the share buyback) has been returned in 2002. This represents an attractive yield of around 6% on the average share price in the first half of this year. Although total shareholder return in the first half was close to zero – due to a share price decrease of almost 6% – Swisscom substantially outperformed the relevant benchmarks: the Swiss Market Index (SMI) fell by 6.8% and the Dow Jones European Telecom Index even dropped by 42.9%.

Despite cash payments to shareholders totaling a record amount of CHF 5.5 billion in 2002, Swisscom's balance sheet remains extremely robust with a net debt position of only CHF 1.35 billion at 30 June 2002. This represents a book leverage (net debt/shareholders' equity) of only 17.2%.

After the first six months of the current year, group EBITDA stood at CHF 2,268 million, just below the previous year's solid CHF 2,280 million. With largely unchanged capital expenditures (CAPEX) of CHF 514 million compared to last year, the first half of 2002 again turned out to be a cash machine.

What were the highs and lows of the first half 2002?

- Total revenues stabilized at CHF 7.1 billion (+1.7% year-over-year).
- Earnings before interest, taxes, depreciation and amortization (EBITDA) stabilized at CHF 2.3 billion (–0.6% year-over-year).
- Earnings before interest and taxes (EBIT) before exceptional transactions grew to CHF 1.3 billion (+5.8% year-over-year), due to lower depreciation and amortization charges.
- Market share development in general (mobile and wire-line business) turned out to be stable, with the notable exception of our share in local fixed line traffic that substantially dropped after the renumbering in Switzerland:
  - The renumbering plan was introduced in April 2002. As a result, all local traffic connections of customers with Carrier Pre Selection (CPS) are now routed via this operator. CPS had already been in place for domestic long distance (DLD) and international long distance (ILD) since 1998.
  - Consequently, an increasing part of total local traffic is now routed via third operators. Swisscom's market share in local traffic (Fixnet and Enterprise Solutions) fell to 67.3% at the end of the second quarter 2002 from 77.7% at the end of the first quarter 2002.
  - Simultaneously, we have introduced a new, nation-wide unified tariff system that abolishes differences between local and DLD calling rates: as of 1 May 2002 we apply flat fees for all calls within Switzerland (8 cts/min peak; 4 cts/min off-peak). This rebalancing means that average local calling has become more expensive, whereas DLD has become substantially cheaper. Even though this rebalancing has affected the revenue only marginally, it has been instrumental to soften the effects on revenue losses from the renumbering. The revenue decline resulting from renumbering was almost 7% compared to the first half of 2001, but would have been substantially higher without the tariff rebalancing.
  - This revenue decline is further softened – but not compensated – by an increase in wholesale business.
- There was strong growth in ADSL lines in the first half of 2002. At the end of June 2002 we account for 101,177 lines, of which 55,041 are offered via Bluewin. In the first half of 2002, ADSL offerings have generated some CHF 25 million in revenue; however it partly substitutes traditional value-added services (VAS). ADSL will compete against the offerings of cable TV operators trying to enter the broadband and traditional voice businesses.
- The mobile business has been very robust. With net additions of around 115,000 customers during the first half of 2002, our 3.5 million customers create on average CHF 85 ARPU (average revenues per user per month). The EBITDA margin of the mobile segment stood at 49.0%, and came in at CHF 991 million compared to CHF 937 million the year before.
- To ensure the long term sustainability of its business units, Swisscom frequently reviews the efficiency of its activities and restructures where appropriate. In this regard, we have already communicated staff reductions in Fixnet (500 FTEs) and Enterprise Solutions (120 FTEs) in the context of the first quarter results in 2002. Due to economic developments, Swisscom Systems AG and Swisscom IT Services AG (both in the segment Other) operate in an increasingly difficult market environment. In view of the results and expectations in a difficult economic environment, 50 FTEs will be shed at Swisscom IT Services AG and up to 400 FTEs at Swisscom Systems AG.

Finally some remarks about regulatory developments in Switzerland. The Swiss government wants to force unbundling of the local loop (ULL) through a change in the ordinance. This would cause the unbundling to become effective in early 2003. Swisscom's position has always been very clear: we do not think there are legal grounds to enforce ULL simply by making a change in the ordinance. In addition, we do not believe there are convincing arguments to prove the advantages of unbundling. In the EU, ULL thus far has not made a significant impact since its introduction some 18 months ago and has not led to lower prices or better service quality. Competition in Europe is not improving through ULL nor is it likely to. Furthermore, alternative technologies (such as cable) are already available today. The only effect arising from introduction of ULL is that network operators have less incentive to invest into the local loop. No company will invest in an access network when the prospect of ULL benefiting a competitor endangers the amortization of investments. Swisscom will take all necessary steps to block ULL as it is likely to result in lower investment in the infrastructure available to our customers and delay further broadband development.

Outlook 2002

For the full year 2002, we strive for unchanged earnings before interest, taxes, depreciation and amortization (EBITDA) of CHF 4.4 billion compared to last year. We expect slightly lower EBITDA from Fixnet, Enterprise Solutions and debitel than in 2001, but this should be compensated by higher results at Mobile and Other (especially Swisscom IT Services).

Thanks to lower depreciation and amortization charges, we expect higher earnings before interest and taxes (EBIT) before exceptional transactions compared to last year. Due to the absence of last year's one-time gains from the sale of real estate and a 25% stake of Swisscom Mobile AG, net income for 2002 will be substantially lower than in the previous year.

Swisscom adopts a realistic and reflective approach: In our core business, we focus on ongoing improvement of operational efficiency and generating solid surplus cash. Whether and where we invest depends on the exchange of views with you and on our own considerations which we have outlined here. We remain concentrated on our core business and only acquire if we can remain what we are today. Solid!

Yours sincerely,

Dr Markus Rauh Chairman of the Board of Director	Jens Alder CEO

Contact details
Swisscom AG
Group Communications
Postfach
CH-3050 Bern
T +41 31 342 36 78
F +41 31 342 27 79
E swisscom@swisscom.com

Investor Relations
Swisscom AG
Investor Relations
CH-3050 Bern
T +41 31 342 25 38
F +41 31 342 64 11
E investor.relations@swisscom.com

Consolidated Financial Statements
January – June 2002

swisscom

Key figures

In CHF millions, except where indicated		unaudited 30.6.2001	30.6.2002
Swisscom Group			
Net revenue		7 013	7 129
Operating income before exceptional items, interest, taxes and depreciation (EBITDA) [1]		2 280	2 268
in % of net revenue	%	32.5	31.8
Operating income (EBIT) before exceptional items		1 211	1 281
Gain on partial sale of Swisscom Mobile AG		3 887	–
Gain on sale of real estate		524	–
Operating income (EBIT)		5 622	1 281
Net income		5 358	780
Shareholders' equity		13 692	7 863
Equity ratio [2]	%	49.0	41.7
Number of full-time equivalent employees at end of period	FTE	20 189	21 179
Average number of full-time equivalent employees	FTE	20 168	21 341
Revenue per employee	CHF thousands	348	334
EBITDA per employee	CHF thousands	113	106
Net cash provided by operating activities		2 103	1 709
Capital expenditures		483	514
Net debt (net funds) [3]		(1 020)	1 351

[1] Exceptional items concerning gain on partial sale of Swisscom Mobile AG and gain on sale of real estate.
[2] Shareholders' equity as % of total assets.
[3] Definition of net debt (net funds): total debt less cash and cash equivalents, current financial assets and financial assets from cross-border tax lease transactions.

Financial Review

Summary

Swisscom increased revenue by 1.7% year-over-year to CHF 7,129 million in the first half of 2002 primarily due to good results from Mobile. Operating income before interest, taxes and depreciation (EBITDA) was slightly lower than a year ago at CHF 2,268 million.

The following table shows how revenue and EBITDA have developed in the individual segments:

	Net revenue [1]			EBITDA [2]		
In CHF millions	30.6.2001	30.6.2002	Change	30.6.2001	30.6.2002	Change
Fixnet	3 232	3 241	0.3%	1 018	967	–5.0%
Mobile	1 952	2 023	3.6%	937	991	5.8%
Enterprise Solutions	791	741	–6.3%	60	43	–28.3%
debitel	1 896	1 918	1.2%	93	85	–8.6%
Other	698	716	2.6%	52	109	109.6%
Corporate	387	353	–8.8%	120	73	–39.2%
Intercompany elimination	(1 943)	(1 863)	–4.1%	–	–	–
Total	7 013	7 129	1.7%	2 280	2 268	–0.5%

[1] Includes intersegment revenue.
[2] Operating income before exceptional items, interest, taxes and depreciation.

As a result of organizational changes, the segments have been redefined compared with the previous year. Last year's figures have been restated to reflect the new structure.

Operating income before exceptional items (EBIT) increased by 5.8% to CHF 1,281 million due to a decrease in depreciation and amortization expense.

Net income of CHF 780 million was posted (2001: CHF 5,358 million). It should be noted for purposes of comparison that net income in 2001 included the gain from the sale of a 25% stake in Swisscom Mobile AG to Vodafone and the gain from the sale of two real estate portfolios.

Swisscom continues to expect slightly higher revenue for full-year 2002 and aims to achieve the same level of EBITDA as in the previous year.

Fixnet

In CHF millions	30.6.2001	30.6.2002	Change
Access	712	737	3.5%
National traffic	460	436	–5.2%
International traffic	93	96	3.2%
Value-added services	151	157	4.0%
Wholesale national	320	362	13.1%
Wholesale international	131	161	22.9%
International carriers' carrier services	193	155	–19.7%
Customer premises equipment	113	115	1.8%
Other revenue	255	251	–1.6%
Revenue from external customers	**2 428**	**2 470**	1.7%
Intersegment revenue	804	771	–4.1%
Net revenue	**3 232**	**3 241**	0.3%
Segment expenses (incl. intercompany)	2 214	2 274	2.7%
EBITDA	**1 018**	**967**	–5.0%
Margin as % of net revenue	*31.5%*	*29.8%*	
Depreciation	529	527	–0.4%
EBIT before amortization of goodwill	489	440	–10.0%
Amortization of goodwill	1	1	–
EBIT	**488**	**439**	–10.0%

Traffic volume in million minutes	30.6.2001	30.6.2002	Change
Local area traffic	3 867	3 246	–16.1%
National long-distance traffic	992	974	–1.8%
Other national traffic	354	381	7.6%
Total national traffic	**5 213**	**4 601**	–11.7%
International traffic	384	401	4.4%
Traffic from value-added services	4 140	4 171	0.7%
Wholesale national regulated	8 579	9 470	10.4%
Wholesale international	481	1 057	119.8%
International incoming	1 035	947	–8.5%

Number of channels at period end in thousands	30.6.2001	30.6.2002	Change
PSTN-channels	3 291	3 192	–3.0%
ISDN-channels	1 939	2 131	9.9%
Total channels	**5 230**	**5 323**	1.8%
ADSL-access Bluewin	4 513	55 041	
ADSL-access Wholesale	4 161	46 136	
Total ADSL access	**8 674**	**101 177**	

Revenue rose by 0.3% primarily due to improved results in Wholesale.

Revenue from Access at Fixnet climbed 3.5% compared to the previous year which is largely explained by the migration from the PSTN to ISDN access. Growth in ISDN-channels leveled off this year because of the launch of ADSL and competition from cable network operators. There was a 5.2% or CHF 24 million decline in revenue from national traffic because of market shrinkage, (mainly due to substitution with mobile), and loss of market share through automatic carrier preselection in the local area.

The renumbering plan introduced in the second quarter of 2002 resulted in significant loss of market share for Swisscom in the local area. All local calls from customers with carrier preselection are now automatically attributed to the respective provider.

Swisscom introduced a uniform national tariff for the fixed-network on May 1, 2002. In comparison with the old tariff, local-area call charges increased while the price per minute for long-distance calls fell. Overall, the introduction of the national uniform tariff had a slight negative effect on revenue.

Wholesale national and international posted above-average revenue growth thanks to higher traffic volumes. Revenue from International Carriers' Carrier Services fell in line with a decline in volume.

Measures to reduce headcount were implemented in the second quarter to boost efficiency and to counter sustained pressure on margins. These measures incurred expenditure of CHF 62 million and are the main reason for the deterioration in EBITDA and the EBITDA margin.

We believe the renumbering plan and market shrinkage will result in a slight dip in revenue and EBITDA for full-year 2002 in comparison to the previous year.

Mobile

In CHF millions	30.6.2001	30.6.2002	Change
Connectivity voice	1 030	1 076	4.5%
Connectivity roaming	175	176	0.6%
Connectivity data and value-added services	125	166	32.8%
Wholesale mobile	159	122	–23.3%
Other products	39	53	35.9%
Revenue from external customers	**1 528**	**1 593**	4.3%
Intersegment revenue	424	430	1.4%
Net revenue	**1 952**	**2 023**	3.6%
Segment expenses (incl. intercompany)	1 015	1 032	1.7%
EBITDA	**937**	**991**	5.8%
Margin as % of net revenue	*48.0%*	*49.0%*	
Depreciation	139	130	–6.5%
EBIT	**798**	**861**	7.9%

Number of subscribers at period-end	30.6.2001	30.6.2002	Change
Postpaid	2 055	2 223	8.2%
Prepaid	1 143	1 265	10.7%
Total	**3 198**	**3 488**	9.1%

	30.6.2001	30.6.2002	Change
ARPU in CHF	90	85	–5.6%

Revenue from Voice and Data increased due to higher traffic volumes and year-over-year growth in the number of text messages (SMS) sent.

There was only slight growth in the mobile communications market because of the high level of market penetration (74%). Allowing for this, revenue growth of 3.6% at Mobile was satisfying. 115 thousand new customers were acquired since January 1, 2002. The customer base grew to 3.49 million. Average revenue per user (ARPU) was CHF 85 compared with CHF 90 for the full-year 2001.

At CHF 1,032 million, segment expenses increased by 1.7% in comparison with the previous year. There was a CHF 23 million rise in personnel expenses because of an increase in headcount. A decline in costs for the acquisition of new customers was largely offset by cost increases on customer loyalty initiatives.

EBITDA increased by 5.8% to CHF 991 million; the EBITDA margin advanced to 49%.

A slight increase in revenue and EBITDA is anticipated for the full year in comparison to the previous year.

Enterprise Solutions

In CHF millions	30.6.2001	30.6.2002	Change
National traffic	237	229	–3.4%
International traffic	55	62	12.7%
Value-added services	60	34	–43.3%
Data	390	375	–3.8%
Revenue from external customers	**742**	**700**	–5.7%
Intersegment revenue	49	41	–16.3%
Net revenue	**791**	**741**	–6.3%
Segment expenses (incl. intercompany)	731	698	–4.5%
EBITDA	**60**	**43**	–28.3%
Margin as % of net revenue	*7.6%*	*5.8%*	
Depreciation	15	15	–
EBIT	**45**	**28**	–37.8%

Traffic volume in million minutes	30.6.2001	30.6.2002	Change
Local area traffic	1 246	1 063	–14.7%
National long-distance traffic	659	629	–4.6%
Other national traffic	217	227	4.6%
Total national traffic	**2 122**	**1 919**	–9.6%
International traffic	311	301	–3.2%
Traffic from value-added services	631	405	–35.8%

Revenue from Enterprise Solutions fell 6.3% year-over-year to CHF 741 million. The decline in revenue from telephone traffic, as at Fixnet, can be attributed to loss of market share relating to the renumbering plan.

A change compared to the previous year at value-added services in the distribution of customers between Fixnet and Enterprise Solutions produced a shift to Fixnet in terms of revenue and cost. This development had no significant effect on EBITDA.

Revenue from Data dropped 3.8% mainly as a result of price reductions for leased lines. Concern about the general state of the economy had an adverse effect on Solutions and has dampened growth expectations.

Expenses associated with the reduction in headcount amounted to CHF 11 million in the second quarter. EBITDA fell significantly as a result from CHF 60 million to CHF 43 million.

As at Fixnet, a decline in revenue from telephone traffic is anticipated for the full year. The economic downturn is expected to have a negative effect on Data. A drop in revenue and EBITDA is expected in comparison to the previous year.

debitel

In CHF millions	30.6.2001	30.6.2002	Change
Germany	1 402	1 307	–6.8%
International	494	611	23.7%
Net revenue	1 896	1 918	1.2%
Segment expenses	1 803	1 833	1.7%
EBITDA	93	85	–8.6%
Margin as % of net revenue	*4.9%*	*4.4%*	
Depreciation	24	30	25.0%
EBIT before amortization of goodwill	69	55	–20.3%
Amortization of goodwill	185	137	–25.9%
EBIT	(116)	(82)	29.3%

Numer of subscribers at period-end in thousands	30.6.2001	30.6.2002	Change
Germany	7 350	7 332	0.2%
International	2 160	2 300	6.5%
Total	9 510	9 632	1.3%

debitel posted local-currency growth of 5.3% in comparison to the previous year. The increase amounted to just 1.2% in Swiss franc terms. The 6.8% (1.8% in local-currency terms) decline in revenue in Germany was more than offset by 23.7% (28.9% in local-currency terms) growth in international business.

The customer base shrunk from 10.00 million to 9.63 million customers compared to 31 December 2001 as a result of an initiative to eliminate inactive prepaid customers.

The German Mobile communications market is characterized by consumer reluctance to buy new handsets. Also the high level of market penetration has resulted in negligible new customer acquisition growth. Both effects led to lower revenue.

The increase in revenue from international business is attributable to the expansion of business in France and the acquisition of Talkline Nederland B.V. in the fourth quarter of 2001.

In line with revenue, operating expenses rose in international business and fell in Germany. Expenditure on customer retention programs was high in contrast to low customer acquisition costs. EBITDA was CHF 8 million or 8.6% lower than in the previous year.

Revenue for the year as a whole is projected to grow thanks to the acquisitions in international business. debitel expects EBITDA to fall slightly year-on-year as a result of integration costs and pressure on margins.

Other

In CHF millions	30.6.2001	30.6.2002	Change
Swisscom Systems AG	230	197	–14.3%
Swisscom IT Services AG	15	101	573.3%
Swisscom Broadcast AG	88	84	–4.5%
Billag AG	23	25	8.7%
Other revenue	15	2	–86.7%
Revenue from external customers	371	409	10.2%
Intersegment revenue	327	307	–6.1%
Net revenue	**698**	**716**	2.6%
Segment expenses (incl. intercompany)	646	607	–6.0%
EBITDA	**52**	**109**	109.6%
Margin as % of net revenue	*7.4%*	*15.2%*	
Depreciation	120	106	–11.7%
EBIT before amortization of goodwill	**(68)**	**3**	104.4%
Amortization of goodwill	–	11	
EBIT	**(68)**	**(8)**	88.2%

At CHF 409 million, net revenue from the segment "Other" advanced by 10.2% compared to the previous year. Revenue declined by 14.3% at Swisscom Systems. The economic downturn caused a decrease in the sale and rental of PBX systems. Swisscom IT Services AG posted a significant year-over-year increase in revenue from third-party business thanks to the merger with AGI IT Services AG on 31 December 2001. Revenue from the third-party market nevertheless failed to meet expectations.

EBITDA of CHF 109 million more than doubled year-over-year thanks primarily to Swisscom IT Services AG (improved earnings associated with merger with AGI). In Swisscom Systems AG cost saving measures were not enough to fully offset the drop in revenues.

Restructuring measures are necessary at Swisscom Systems AG and Swisscom IT Services AG in view of the results and economic instability. Up to 400 job cuts will be made at Swisscom Systems AG and approximately 50 at Swisscom IT Services AG.

Corporate

In CHF millions	30.6.2001	30.6.2002	Change
Revenue from external customers	48	39	–18.8%
Intersegment revenue	339	314	–7.4%
Net revenue	**387**	**353**	–8.8%
Segment expenses (incl. intercompany)	267	280	4.9%
EBITDA	**120**	**73**	–39.2%
Margin as % of net revenue	*31.0%*	*20.7%*	
Depreciation	56	30	–46.4%
EBIT	**64**	**43**	–32.8%

"Corporate" comprises the headquarter functions, shared services for group companies and the real estate companies. A considerable part of the real-estate portfolio was sold in the second quarter of 2001 which largely explains why EBITDA at CHF 73 million was lower than in the previous year.

Income taxes

The transition from a parent company to a holding company was finalized during the first half of 2002. Therefore, the tax rates of the legally independent group companies had to be individually determined. These new tax rates led to a recalculation of the deferred tax assets and liabilities which resulted in a one-time net non-cash expense of CHF 86 million. Without special effects, tax expense would have amounted to CHF 295 million, equivalent to an effective tax rate of 24.1%.

Tax expense was low last year due primarily to the gain on the sale of the Swisscom Mobile AG holding being exempt from taxes. The partial tax exemption on the gain from the sale of real estate also contributed to a lower tax rate.

Minority interests

The increase in minority interests from CHF 82 million to CHF 147 million is a result of the partial sale of Swisscom Mobile AG to Vodafone in March 2001.

Financing

Cash equivalents and current financial assets have declined significantly since 31 December 2001 because of the share buy-back in the first half-year. Net debt stood at CHF 1,351 million at 30 June 2002. Debt of CHF 1000 million will be paid back in the second half-year. The reduction in capital agreed at the last Shareholders' Meeting will result in the use of net cash of CHF 530 million. Capital expenditures and the capital reduction will be financed by net cash from operating activities.

Share buy-back

Swisscom repurchased 9.99% of outstanding shares at a cost of CHF 4,264 million through a share buy-back programe. The equity ratio stood at 41.7% after the share buy-back. See Note 4.

Outlook

Swisscom anticipates a slight increase in revenue for 2002 on the basis of first-half performance. Pressure on revenue and margins in fixed-network and data will continue, while market growth in mobile communications will slow further.

Swisscom aims to maintain EBITDA for the full-year at the previous year's level. Net income for 2002 will be considerably lower than in the previous year due to the absence of last year's one-time gains from the sale of real estate and a 25% holding in Swisscom Mobile AG.

Consolidated income statements

In CHF millions, except per share amount	unaudited 1.4.–30.6.2001	1.4.–30.6.2002	1.1.–30.6.2001	1.1.–30.6.2002
Net revenue	**3 503**	**3 612**	**7 013**	**7 129**
Other operating income	39	48	75	100
Total	**3 542**	**3 660**	**7 088**	**7 229**
Goods and services purchased	1 073	1 179	2 104	2 316
Personnel expenses	589	671	1 194	1 307
Other operating expenses	805	710	1 510	1 338
Depreciation	416	392	849	780
Amortization	112	106	220	207
Total operating expenses	**2 995**	**3 058**	**5 877**	**5 948**
Gain on partial sale of Swisscom Mobile AG	–	–	3 887	–
Gain on sale of real estate	524	–	524	–
Operating income	**1 071**	**602**	**5 622**	**1 281**
Financial expense	(69)	(101)	(163)	(173)
Financial income	102	60	174	113
Income before income taxes, equity in net income (loss) of affiliated companies and minority interests	**1 104**	**561**	**5 633**	**1 221**
Income tax expense	(173)	(184)	(186)	(361)
Income before equity in net income (loss) of affiliated companies and minority interests	**931**	**377**	**5 447**	**860**
Equity in net income (loss) of affiliated companies	17	45	(7)	67
Minority interests	(73)	(62)	(82)	(147)
Net income	875	360	5 358	780
Earnings per share (in CHF)	11.90	5.44	72.85	11.27
Average number of shares outstanding (in thousands)	73 550	66 203	73 550	69 223

Consolidated balance sheet (condensed)

In CHF millions	31.12.2001	unaudited 30.6.2002
Assets		
Current assets		
Cash and cash equivalents	3 788	801
Current financial assets	3 316	1 430
Other current assets	3 270	3 369
Total current assets	**10 374**	**5 600**
Non-current assets		
Property, plant and equipment	8 104	7 788
Goodwill and other intangible assets	2 562	2 431
Investments in affiliated companies	603	691
Non-current financial assets	1 895	1 785
Deferred tax assets	811	560
Total non-current assets	**13 975**	**13 255**
Total assets	24 349	18 855
Liabilities and shareholders' equity		
Current liabilities		
Short-term debt	1 757	2 065
Other current liabilities	3 535	3 196
Total current liabilities	**5 292**	**5 261**
Long-term liabilities		
Long-term debt	3 743	2 680
Other long-term liabilities	2 462	2 409
Total long-term liabilities	**6 205**	**5 089**
Total liabilities	**11 497**	**10 350**
Minority interests	**783**	**642**
Shareholders' equity	**12 069**	**7 863**
Total liabilities and shareholders' equity	24 349	18 855

Consolidated cash flow statement (condensed)

In CHF millions	unaudited 30.6.2001	30.6.2002
Operating income before exceptional items and depreciation	**2 280**	**2 268**
Change in net operating assets and other cash flows from operating activities	(177)	(559)
Net cash provided by operating activities	**2 103**	**1 709**
Capital expenditures	(483)	(514)
Proceeds from sale of real estate	1 631	–
Proceeds from partial sale of Swisscom Mobile AG	2 032	–
Investment in subsidiaries and affiliated companies	(479)	(116)
Proceeds from sale of affiliated companies	6	34
Purchase (sale) of current financial assets, net	(1 722)	1 746
Other cash flows from investing activities, net	(35)	12
Net cash from investing activities	**950**	**1 162**
Repayment of debt, net	683	(562)
Purchase of treasury stock	(39)	(4 264)
Dividends paid	(809)	(728)
Dividends paid to minority interests	(6)	(302)
Net cash used in financing activities	**(1 537)**	**(5 856)**
Net increase (decrease) in cash and cash equivalents	**1 516**	**(2 985)**
Cash and cash equivalents at beginning of year	2 265	3 788
Translation adjustments	–	(2)
Cash and cash equivalents at end of year	3 781	801

Consolidated statement of shareholders' equity

In CHF millions	unaudited Share capital	Additional paid-in capital	Retained earnings	Treasury stock	Fair value and other reserves	Total shareholders' equity
Balance at December 31, 2000	**1 839**	**2 395**	**4 559**	**(1)**	**(222)**	**8 570**
Effect from adopting IAS 39	–	–	(3)	–	101	98
Balance at January 1, 2001, restated	**1 839**	**2 395**	**4 556**	**(1)**	**(121)**	**8 668**
Translation adjustments	–	–	–	–	29	29
Fair value adjustments	–	–	–	–	446	446
Gains not recognized in income statement	–	–	–	–	475	475
Distribution of net income	–	–	(809)	–	–	(809)
Net income	–	–	5 358	–	–	5 358
Balance at June 30, 2001	**1 839**	**2 395**	**9 105**	**(1)**	**354**	**13 692**
Balance at December 31, 2001	**1 250**	**2 395**	**8 711**	**(2)**	**(285)**	**12 069**
Translation adjustments	–	–	–	–	54	54
Fair value adjustments	–	–	–	–	(48)	(48)
Gains not recognized in income statement	–	–	–	–	6	6
Capital reduction	(125)	(1 823)	(2 316)	–	–	(4 264)
Dividend pay-out	–	–	(728)	–	–	(728)
Net income	–	–	780	–	–	780
Balance at June 30, 2002	1 125	572	6 447	(2)	(279)	7 863

Notes to the Consolidated Interim Statements

1 Accounting principles

The unaudited consolidated interim statements have been drawn up in accordance with International Accounting Standard (IAS) 34 "Interim Financial Reporting". The same accounting principles apply as were used for the consolidated financial statements for 2001.

Individual figures for the previous year have been restated to facilitate comparison.

2 Results by segment

As a result of organizational changes, the segments have been redefined compared with the previous year. The segments "Fixnet Retail and Network" and "Fixnet Wholesale and Carrier Services" have been merged. Bluewin AG, Swisscom Directories AG and Telecom FL AG, which were included in the "Other" segment last year, make up the new segment "Fixnet". Additionally, revenue from access services for business customers is included in the "Fixnet" segment in 2002; in 2001 this revenue was reported in "Enterprise Solutions". Last year's figures have been restated to reflect the new structure.

The "Fixnet" segment covers national and international traffic for residential customers, access charges for residential and business customers as well as value-added services and terminals. Additionally the segment covers utilization of the Swisscom fixed network by other national and international telecoms providers and the Wholesale activities of international subsidiaries in Europe and the USA. The segment also comprises Bluewin AG, Swisscom Directories AG, Telecom FL AG, payphone services, operator services and the cards business.

"Mobile" covers the provision of mobile telephone, data and value-added services and wholesale network utilization charges.

"Enterprise Solutions" covers national and international traffic and value-added services for business customers. The segment also contains leased lines, tele-housing, hosting and communication solutions for business customers.

The "debitel" segment reflects the business activities of the debitel Group.

The segment "Other" covers mainly Swisscom Systems AG, Swisscom IT Services AG, Swisscom Broadcast AG and Billag AG.

"Corporate" includes the cost of the Group headquarters, the real estate companies and certain items of expense which are not directly allocable to specific segments.

Notes to the Consolidated Interim Statements

In CHF millions 30.6.2001	Fixnet	Mobile	Enterprise Solutions	debitel	Other	Corporate	Elimination	Total
	unaudited							
Net revenue from external customers	2 428	1 528	742	1 896	371	48	–	7 013
Intersegment revenue	804	424	49	-	327	339	(1 943)	–
Net revenue	**3 232**	**1 952**	**791**	**1 896**	**698**	**387**	**(1 943)**	**7 013**
Other operating income	37	2	–	–	3	33	–	75
Segment expenses	(2 251)	(1 017)	(731)	(1 803)	(649)	(300)	1 943	(4 808)
Operating income before depreciation (EBITDA)	**1 018**	**937**	**60**	**93**	**52**	**120**	**–**	**2 280**
Margin in %	*31.5%*	*48.0%*	*7.6%*	*4.9%*	*7.4%*	*31.0%*	–	*32.5%*
Depreciation and amortization	(529)	(139)	(15)	(24)	(120)	(56)	–	(883)
Operating income before goodwill amortization	**489**	**798**	**45**	**69**	**(68)**	**64**	**–**	**1 397**
Amortization of goodwill	(1)	–	–	(185)	–	–	–	(186)
Segment operating income (EBIT)	**488**	**798**	**45**	**(116)**	**(68)**	**64**	**–**	**1 211**
Gain on partial sale of Swisscom Mobile AG								3 887
Gain on sale of real estate								524
Operating income								**5 622**

In CHF millions 30.6.2002	Fixnet	Mobile	Enterprise Solutions	debitel	Other	Corporate	Elimination	Total
	unaudited							
Net revenue from external customers	2 470	1 593	700	1 918	409	39	–	7 129
Intersegment revenue	771	430	41	-	307	314	(1 863)	–
Net revenue	**3 241**	**2 023**	**741**	**1 918**	**716**	**353**	**(1 863)**	**7 129**
Other operating income	55	11	–	11	9	14	–	100
Segment expenses	(2 329)	(1 043)	(698)	(1 844)	(616)	(294)	1 863	(4 961)
Operating income before depreciation (EBITDA)	**967**	**991**	**43**	**85**	**109**	**73**	**–**	**2 268**
Margin in %	*29.8%*	*49.0%*	*5.8%*	*4.4%*	*15.2%*	*20.7%*		*31.8%*
Depreciation and amortization	(527)	(130)	(15)	(30)	(106)	(30)	–	(838)
Operating income before goodwill amortization	**440**	**861**	**28**	**55**	**3**	**43**	**–**	**1 430**
Amortization of goodwill	(1)	–	–	(137)	(11)	–	–	(149)
Segment operating income (EBIT)	**439**	**861**	**28**	**(82)**	**(8)**	**43**	**–**	**1 281**

3 Debt

In CHF millions	31.12.2001	unaudited 30.6.2002
Long-term debt		
Swiss Post loan	1 750	1 250
Financial liability from cross-border tax lease arrangements	1 600	1 438
Finance lease obligation	1 370	1 261
Other long-term debt	63	65
Total	**4 783**	**4 014**
Less current portion	(1 040)	(1 334)
Total long-term debt	3 743	2 680
Short-term debt		
Current portion of long-term debt	1 040	1 334
Employee saving deposits	577	548
Short-term loans payable to affiliated companies	47	37
Other short-term debt	93	146
Total short-term debt	1 757	2 065

4 Share buy-back

Swisscom repurchased 7,346,739 of its own shares (9.99% of all outstanding shares) in March 2002 through a share buy-back program. Shareholders were granted one free put option per share. Shareholders were entitled to sell one share for every 10 put options at a strike price of CHF 580 less 35% withholding tax. Shares at a value of CHF 2,816 million were repurchased in the first quarter. On April 30, 2002, the Shareholders' Meeting approved the reduction of the number of shares from 73,550,000 to 66,203,261. The Swiss Confederation holds 62.7% of share capital following the capital reduction.

Shareholder information

Swisscom share price on the Swiss Exchange (in CHF)



550
500
450
400
350
300
250
200
28. 12. 01
17. 01. 02
06. 02. 02
26. 02. 02
18. 03. 02
07. 04. 02
27. 04. 02
17. 05. 02
06. 06. 02
26. 06. 02
16. 07. 02
05. 08. 02
Swisscom
Swiss Market Index (index-linked)
DJ EU Stoxx Telecom Index (index-linked)

1.1.–30.6.2002	**virt-x**	**NYSE**
Closing price at 30.6.2002	CHF 433.00	USD 29.00
Year high	CHF 519.00	USD 30.75
Year low	CHF 416.00	USD 26.92
Total trading volume	18 252 464	3 450 500
Dailey average	146 020	27 827
Total volume in millions	CHF 8 733.32	USD 101.64
Dailey average in millions	CHF 69.87	USD 0.82

Source: Bloomberg

Share information

Swisscom purchased 7,346,739 registered shares in the first half of 2002 in order to reduce its capital. As a result, share capital shrunk by 9.99% from 73,550,000 to 66,203,261 registered shares of which the Swiss Confederation owns 41,531,200 (62.7%). The nominal value per registered share at June 30, 2002 was CHF 17. At the Shareholders' Meeting it was decided to reduce the nominal value by CHF 8 per share. The repayment during the second half of the year will result in a nominal value of CHF 9. At June 30, 2002, 24,672,061 registered shares (37.3%) were distributed among 78,930 shareholders. The unattributed share average is around 16%.

Each share equals one vote. Voting rights can be exercised only if the shareholder is registered in Swisscom's share register and is entitled to vote. The Board of Directors may reject the entry of a shareholder who is entitled to vote in the share register, if the shareholder's voting rights exceed 5% of the share capital.

Financial calendar

November 21, 2002	Interim report 3rd quarter 2002
March 26, 2003	Annual results 2002
May 6, 2003	Shareholders' Meeting, Hallenstadion Zürich-Oerlikon
May 9, 2003	Dividend payment

Stock markets

Swisscom shares are traded on the Pan-European blue chip platform virt-x under the symbol "SCMN" (security no. 874251) and in the form of American depositary shares (ADS) at a ratio of 1:10 on the New York Stock Exchange under the symbol "SCM" (security number 949527).

Stock Exchange	**Bloomberg**	**Reuters**	**Telekurs**
London (9.00 am–5.30 pm)	SCMN VX	SCMN.VX	SCMN.VTX
New York (9.30 am–4.00 pm)	SCM US	SCM.N	

The Consolidated Financial Statements are available in English, German and French. The German version is binding.

Forward-looking statements

This communication contains statements that constitute "forward-looking statements". In this communication, such forward-looking statements include, without limitation, statements relating to our financial condition, results of operations and business and certain of our strategic plans and objectives. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors which are beyond Swisscom's ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and other risk factors detailed in Swisscom's past and future filings and reports filed with the U.S. Security and Exchange Commission and posted on our websites. Readers are cautioned not to put undue reliance on forward-looking statements, which speak only of the date of this communication. Swisscom disclaims any intention or obligation to update and revise any forward-looking statements, whether as a result of new information, future events or otherwise

Contact details
Swisscom AG
Group Communications
Postfach
CH-3050 Bern
T +41 31 342 36 78
F +41 31 342 27 79
E swisscom@swisscom.com

Investor Relations
Swisscom AG
Investor Relations
CH-3050 Bern
T +41 31 342 25 38
F +41 31 342 64 11
E investor.relations@swisscom.com